# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U.S. GOLD CORP., CIK 0000027093
CUSIP: 90291C201
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 1910 E. Ohio St., Suite 102-BOX 604, ELKO, Nevada (NV), 89801
Date of event which requires filing of this statement: 01/15/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001026505-24-000004
Filed by CIK 0001026505

## Reporting persons
- AKIN THOMAS B

## Item 1. Issuer
Name of issuer: U.S. GOLD CORP.
Address of issuer's principal executive offices: 1910 E. Ohio St., Suite 102-BOX 604, ELKO, NEVADA, 89801

## Item 2. Person Filing
Name of person filing: Thomas B. Akin
Address of principal business office or, if none, residence:
30 Liberty Ship Way Suite 3110

Sausalito, CA 94965
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,0505,123. This includes (a) 910,123 shares of common stock held by the Reporting Person and (b) 140,000 shares of common stock that the reporting person has the right to acquire on or after October 19, 2024 and prior to October 19, 2029, pursuant to the exercise of 140,000 Warrants
Percent of class: 8.52%
Sole power to vote or to direct the vote: 1,050,123
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,050,123
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AKIN THOMAS B: Thomas B. Akin, Thomas B. Akin (01/23/2025)